1. Name and Address of Reporting Person
   Eiref, Zvi
   469 North Harrison Street
   Princeton, NJ 08540-5297
2. Issuer Name and Ticker or Trading Symbol
   Church & Dwight Co., Inc. (CHD)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Day/Year
   04/15/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Vice President Finance CFO
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   +-----+---+-----------+---+----------+Reported      |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |Code |V  |Amount     |A/D|Price     |Transaction(s)|   (I)     |   ship     |
+------------------------------+----------+----------+-----+---+-----------+---+----------+--------------+-----------+------------+
Common Stock                                                                               209776.5768    D
                                                                                           <F1>
Common Stock                                                                               10826.346      I           Prfit
                                                                                                                      Shring/Saving
                                                                                                                      Plan Trust

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   | Day/  | Day/  +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|       |direct |Owner-|
|Security  |Security|Year)  |Year)  |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |       |(I)    |ship  |
+----------+--------+-------+-------+------+--+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
Phantom     $0 <F3>  04/15/2         A         23.68        <F4>       <F4>      Common  23.6824  $30.2000   18689.0 D
Stock                003                       24                                Stock                       073
Stock       $10.1875                                                  10/31/2005 Common                      20000   D
Option                                                                           Stock
Stock       $10.3125                                                  04/24/2006 Common                      34600   D
Option                                                                           Stock
Stock       $10.8125                                                  11/01/2006 Common                      33000   D
Option                                                                           Stock
Stock       $13.625                                                   01/26/2008 Common                      52400   D
Option                                                                           Stock
Stock       $17.125                                                   02/24/2010 Common                      25000   D
Option                                                                           Stock
Stock       $20.75                                                    05/06/2009 Common                      19800   D
Option                                                                           Stock
Stock       $24.305                                                   04/30/2011 Common                      19300   D
Option                                                                           Stock
Stock       $33.56                                                    06/17/2012 Common                      25950   D
Option                                                                           Stock

Explanation of Responses:

<F1>
Includes shares acquired in the Employee Stock Purchase Plan during 2003.
<F2>
Balance of shares has been adjusted to correct the number of phantom stock shares previously reported incorrectly from the deferred compensation plan.
<F3>
1-for-1
<F4>
The phantom stock shares were accrued under the Church & Dwight Co., Inc. Deferred Compensation Plan and are to be settled in cash at such time as prescribed by the Plan.

SIGNATURE OF REPORTING PERSON
/s/ Andrew C. Forsell

DATE
04/17/2003